Delisting Determination,The Nasdaq Stock Market, LLC,
February 17, 2009, Smurfit-Stone Container Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common and preferred stock of Smurfit-Stone Container
Corporation (the Company), effective at the opening of the trading session on February 27, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4450(f), and IM-4300. The Company was notified of the Staffs determination on January 26, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 4, 2009.